 Exhibit 99.1

CIBC Announces Executive Appointments

Changes continue evolution and depth of leadership team
to further business performance and bring the best of CIBC to our clients

TORONTO, Sept. 5, 2024 /CNW/ - CIBC (TSX: CM) (NYSE:CM) President and CEO Victor Dodig today announced senior leadership appointments that position the bank to continue executing on its client-focused strategy and build on its momentum in creating sustainable value for all stakeholders.

"We're driving strong, consistent performance across our bank, enabled by a leadership team with a broad view of our clients' needs and a connected culture to bring the best of CIBC to our clients," said Victor Dodig, President and CEO, CIBC. "The changes we're announcing today will broaden the opportunities for a number of leaders to further their exposure to the needs of our clients across our bank, as we continue to deliver for our stakeholders."

The following leadership changes are effective November 1, 2024.

Jon Hountalas is transitioning to the role of Vice Chair, North American Banking, covering Retail, Commercial Banking, and Wealth Management. Under his leadership, the Canadian Banking business has made strong progress in attracting new clients to the bank, enhancing client experience, and delivering growth. He will continue to report to Victor Dodig and serve on the bank's Executive Committee.

"Jon is a well-respected leader, notably in the business community, who recognizes the value of relationship building to the long-term vibrancy of our bank," added Mr. Dodig. "We are indebted to his 40 years of banking experience which positions him well to further the focus of our North American client-driven strategy and connecting clients to our business across the bank."

The bank will transition Jon's responsibilities for Personal & Business Banking (PBB) and Commercial Banking & Wealth Management (CBWM) portfolios.

Susan Rimmer will be appointed as Senior Executive Vice President and Group Head, Commercial Banking & Wealth Management, and join the bank's Executive Committee reporting to Victor Dodig. She is currently serving as Managing Director and Head, Global Corporate & Investment Banking.

"Susan has been a key contributor to connectivity across our bank in leading our corporate banking and investment banking functions, working closely with other teams to meet the broader needs of clients across CIBC," said Mr. Dodig. "Her strong working relationships across our bank will provide continuity as she takes on the leadership for this group, and her proven track record for delivering growth will help to further our opportunities across these businesses moving forward."

Harry Culham will become Senior Executive Vice President and Group Head, Capital Markets, Global Asset Management and Enterprise Strategy, as he takes on expanded accountability for CIBC Global Asset Management in addition to his current responsibilities. Our combined Global Asset Management business, with about $300B in assets under management on both sides of the border, reaches all parts of the bank's client base, from institutional to retail clients. Bringing this North American business together under common leadership will better position the bank to leverage strength in both products and distribution to drive the next phase of growth in this business. Harry will continue to report to Victor Dodig as a member of the bank's Executive Committee. Harry joined CIBC in 2008, holding increasingly senior roles in Capital Markets before assuming its leadership, and then taking on broader enterprise accountabilities. Christian Exshaw will be appointed as Deputy Head, CIBC Capital Markets, adding responsibility for Corporate and Investment Banking to his current mandate. He will report to Harry Culham. Christian and Susan have collectively helped drive double-digit growth for CIBC's Capital Markets business in the US and expanded the bank's revenues from connectivity with clients outside of the traditional capital markets, and under Christian's leadership the teams will continue to build this momentum moving forward.

Hratch Panossian, Senior Executive Vice President and Group Head, Personal and Business Banking, will take on expanded responsibility for Simplii Financial. Hratch will continue on the bank's Executive Committee reporting to Victor Dodig. He has been a key part of CIBC's leadership team since joining the bank in 2011, and his experience across financial services and technology positions him well to take on these additional responsibilities as we continue to focus on providing digitally enabled banking solutions, personalized advice, and an exceptional client experience to Canadian consumers.

Shawn Beber will continue in his current role as Senior Executive Vice President and Group Head, U.S. Region, and President and CEO, CIBC Bank USA. The U.S. remains a strategically important growth area for CIBC, and Shawn will take on additional responsibility for CIBC Cleary Gull, CIBC's mid-market investment firm. Since taking on the role in 2022, Shawn has repositioned and pivoted CIBC's US business under very challenging market conditions. His leadership in this market is key as we continue to execute on our client-focused strategy. He will continue to report to Victor Dodig and serve on the bank's Executive Committee.

"Today's changes build on our talent focus of continually providing members of our leadership team with expanded responsibilities and accountabilities," said Mr. Dodig. "Building our depth by giving our leaders new experiences will only strengthen our client focus and business performance."

Frank Guse, Senior Executive Vice President and Chief Risk Officer, Christina Kramer, Senior Executive Vice President and Group Head, Technology, Infrastructure, and Innovation, Kikelomo Lawal, Executive Vice President and Chief Legal Officer; Robert Sedran, Senior Executive Vice President and Chief Financial Officer, and Sandy Sharman, Senior Executive Vice President and Group Head, People, Culture and Brand, continue in their current roles as part of our Executive Committee, reporting to Victor Dodig.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

SOURCE CIBC

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For further information: For further information: Tom Wallis, CIBC Communications & Public Affairs, 416-980-4048 / tom.wallis@cibc.com

CO: CIBC

CNW 06:30e 05-SEP-24